UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Translation of Issuer’s Name into English – Name of Issuer)

Common Stock

(Title of Class of Securities)

448883207

(CUSIP Number)

Sharon R. Barner, Vice President – General Counsel

Cummins Inc.

500 Jackson Street, P.O. Box 3005

Columbus, Indiana 47202-3005

(812) 377-3609

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven R. Barth Jason M. Hille Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400	Curt W. Hidde, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313

September 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448883207

1	Name of Reporting Person Cummins Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization INDIANA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 19,024,541(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,024,541(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,024,541

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) CO

(1)	Cummins Inc. may be deemed to be a beneficial owner of the common shares of the Issuer acquired by Atlantis AcquisitionCo Canada Corporation, a subsidiary of Cummins Inc.

CUSIP No. 448883207

1	Name of Reporting Person Atlantis AcquisitionCo Canada Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 19,024,541(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,024,541(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,024,541

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) CO

(1)	Cummins Inc. may be deemed to be a beneficial owner of the common shares of the Issuer acquired by Atlantis AcquisitionCo Canada Corporation, a subsidiary of Cummins Inc.

Introductory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D of Cummins Inc. and Atlantis AcquisitionCo Canada Corporation (together, the “Reporting Persons”) filed with the U.S. Securities and Exchange Commission on June 28, 2019 (“Original Schedule 13D”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

On September 9, 2019, the Reporting Persons and the Issuer completed the previously disclosed and court-approved plan of arrangement under the provisions of Section 192 of the Canada Business Corporations Act. As a result, Atlantis AcquisitionCo Canada Corporation, a subsidiary of Cummins Inc., acquired all of the outstanding Shares of the Issuer.

The Reporting Persons are filing this Amendment No. 1 to amend the number of Shares beneficially owned by the Reporting Persons as a result of consummation of the plan of arrangement, although, as previously reported, the Shares are in the process of being delisted from the Toronto Stock Exchange and the Nasdaq Global Market and being deregistered with the Ontario Securities Commission and the U.S. Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

The responses to Item 5(a) and Item 5(b) of the Original Schedule 13D are hereby amended and supplemented by replacing them with the following answers:

(a)   Aggregate number of shares beneficially owned: 19,024,541(1).  Percentage of class: 100%(1).

(b)   (1)           Sole power to vote or direct vote: -0-

(2)           Shared power to vote or direct vote: 19,024,541(1)

(3)           Sole power to dispose or direct the disposition: -0-

(4)           Shared power to vote or direct vote: 19,024,541(1)

(1) Cummins Inc. may be deemed to be a beneficial owner of the common shares of the Issuer acquired by Atlantis AcquisitionCo Canada Corporation, a subsidiary of Cummins Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2019	CUMMINS INC.(1)

	By:	/s/ Thaddeus B. Ewald

Printed: Thaddeus B. Ewald

Title: Vice President — Corporate Strategy and Business Development

ATLANTIS ACQUISITIONCO CANADA CORPORATION(1)

	By	/s/ Thaddeus B. Ewald

Printed: Thaddeus B. Ewald

Title: Director

(1)   On June 28, 2019, the Reporting Persons filed their Joint Filing Agreement with the Securities and Exchange Commission pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The Joint Filing Agreement appears as Exhibit 99.3 to the Original Schedule 13D and covers both the joint filing of the Original Schedule 13D, as well as any and all amendments thereto, including this Amendment No. 1.